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                             August 17, 2022

       Steve Brassard
       Director, Finance
       ALR Technologies SG Pte. Ltd.
       80 Robinson Road #02-00
       Singapore 068898

                                                        Re: ALR Technologies SG
Pte. Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed on August 5,
2022
                                                            File No. 333-265166

       Dear Mr. Brassard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

       Form F-4 filed August 5, 2022

       Exhibit 23.1, page 1

   1. Please advise your independent registered public accounting firm to provide an updated auditor consent.
       Exhibits

   2. We note your Option Agreement with your CEO, Sidney Chan, entered into on July 7,
                                                        2022. Please file this
Option Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of
Regulation S-K.
   3.                                                   Paragraph 7 of Exhibit
5.1 includes numerous inappropriate assumptions underlying the Steve Brassard
ALR Technologies SG Pte. Ltd.
August 17, 2022
Page 2
      opinion rendered. Please file a revised opinion that does not include those assumptions.
General

4. Please expand your revisions in response to prior comment 4 to clarify if you considered the tax consequences of the merger to your controlling and non-controlling shareholders.
       You may contact Charles Eastman at (202) 551-3794 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve Brassard
                                                           Division of
Corporation Finance
Comapany NameALR Technologies SG Pte. Ltd.
                                                           Office of
Manufacturing
August 17, 2022 Page 2
cc:       Rick Guerisoli
FirstName LastName